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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                        HISPANIC BROADCASTING CORPORATION
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


              DELAWARE                                     99-0113417
----------------------------------------         -------------------------------
(State of incorporation or Organization)               (I.R.S. Employer
                                                      Identification No.)

3102 OAK LAWN AVENUE, SUITE 215, DALLAS, TEXAS               75219
----------------------------------------------   -------------------------------
(Address of principal executive offices)                  (Zip Code)

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. /X/

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. / /

         Securities Act registration statement file number to which this form relates: N/A

         Securities to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class                         Name Of Each Exchange On Which
TO Be So Registered                         Each Class Is To Be Registered
-------------------                         ------------------------------

Class A common stock, $.001                 New York Stock Exchange
par value per share


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


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ITEM 1.  DESCRIPTIONS OF SECURITIES TO BE REGISTERED.

GENERAL

         This registration statement relates to the Class A common stock, par value $.001 per share, of Hispanic Broadcasting Corporation ("Hispanic Broadcasting") which is to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and listed on the New York Stock Exchange ("NYSE"). The Class A common stock is presently quoted on the Nasdaq National Market System ("Nasdaq"). Upon the commencement of trading of the Class A common stock on the NYSE, Hispanic Broadcasting intends to withdraw its inclusion of the Class A common stock on the Nasdaq.

COMMON STOCK

         Hispanic Broadcasting's board of directors has the authority to issue up to 100,000,000 shares of Class A common stock, $.001 par value per share, and 50,000,000 shares of Class B common stock, $.001 par value per share. Hispanic Broadcasting's board of directors has submitted a proposal to the stockholders to approve an amendment to Hispanic Broadcasting's Second Amended and Restated Certificate of Incorporation to increase the authorized number of shares of Class A common stock from 100,000,000 shares to 175,000,000 shares.

         Class A and Class B common stock have identical rights except for voting rights and certain rights of the Class B common stockholders to convert their shares into Class A common stock. In the event that our board of directors declares dividends out of legally available funds, holders of Class A and Class B common stock are entitled to ratably receive such dividends, subject to the payment of any preferential dividends with respect to any preferred stock outstanding at such time. In the event of our liquidation, dissolution or winding up, holders of Class A and Class B common stock are entitled to share ratably in any assets available for distribution to stockholders after payment of all obligations of the company, subject to the payment of any preferential distributions with respect to any preferred stock outstanding at such time.

         Holders of Class A and Class B common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe to additional, unissued or treasury shares.

         CLASS A COMMON STOCK

         Holders of the Class A common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders.


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         CLASS B COMMON STOCK

         Holders of the Class B common stock have voting rights limited to certain specified decisions and actions. Specifically, the holders of a majority of the Class B common stock voting as a single class must grant approval or consent before we can take any of the following actions:

         - sell, lease or otherwise transfer all or substantially all of our assets;

         - effect any merger or consolidation where our stockholders immediately before such merger or consolidation would not own at least 50% of the capital stock of the surviving entity;

         - effect any reclassification, recapitalization, dissolution, liquidation or winding up;

         - authorize, issue or obligate ourself to issue any shares of preferred stock;

         - make or permit any amendment to the certificate of incorporation that adversely affects the rights of the holders of our Class B common stock;

         - declare or pay any non-cash dividends on or make any other non-cash distribution on any class of common stock; or

         - make or permit any amendment or modification to the certificate of incorporation concerning any of our capital stock.

         With respect to each of these matters, each share of Class B common stock is entitled to one vote. These class voting rights will end once Clear Channel Communications, Inc. ("Clear Channel") and its affiliates own less than 20% of all of our outstanding Class A and Class B common stock.

         Only Clear Channel and its affiliates may own shares of Class B common stock. The outstanding Class B common stock will convert into Class A common stock automatically upon sale, gift or other transfer to a person or entity other than Clear Channel or an affiliate of Clear Channel. Each holder of Class B common stock has the option to convert its Class B common stock into Class A common stock upon receipt of all required regulatory consents. In addition, Clear Channel has the option to convert any of its shares of Class A common stock that it may own from time to time into shares of Class B common stock.

PREFERRED STOCK

         Upon obtaining the consent of the holders of Class B common stock as described in "Common Stock--Class B Common Stock," Hispanic Broadcasting's board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series. The board of directors can designate the rights, preferences, privileges, and qualifications of the preferred


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stock at the time of the issuance, without any further vote or action by the stockholders. A future issuance of preferred stock could have one or all of the following effects:

         - decrease the amount of earnings and assets available for distribution to holders of Class A and Class B common stock;

         - adversely affect the rights and powers, including voting rights, of holders of Class A and Class B common stock; and

         -   delay, defer or prevent a change in control of the company.

         There are currently no shares of preferred stock issued or outstanding.

CERTAIN ANTI-TAKEOVER EFFECTS OF CHARTER AND DELAWARE LAW

         The voting rights of the Class B stockholders and certain provisions of the Delaware General Corporation Law may each have the effect of impeding tender offers, proxy fights, open market purchases or other events which could effect a change in control of Hispanic Broadcasting.

         Hispanic Broadcasting's certificate of incorporation grants holders of Class B common stock the right to vote separately as a class on certain matters, including a merger or sale of all or substantially all of Hispanic Broadcasting's assets. In addition, holders of Class B common stock have the option to convert their shares into Class A common stock upon receipt of required regulatory approvals. Thus, Clear Channel and its affiliates, as the sole owners of Class B common stock, can exert a significant influence over any potential change in control of Hispanic Broadcasting.

         The Delaware General Corporation Law restricts a wide range of transactions between a corporation and any of its interested stockholders. Under Delaware law, an interested stockholder generally means any stockholder who beneficially owns, directly or indirectly, 15% or more of the corporation's outstanding voting stock. For a period of three years from the time a stockholder becomes an interested stockholder, such stockholder cannot:

         -   enter into a merger or consolidation with the corporation;

         -   acquire more than 10% of the corporation's assets;

         - engage in certain transactions which would increase the proportionate share of stock owned by such stockholder; or

         - disproportionately benefit from any loans, advances or other financial benefits from the corporation.

        However, these restrictions do not apply to an interested stockholder who owned at least


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85% of the corporation's voting stock at the time it initially became an interested stockholder. Furthermore, the restrictions do not apply if:

         - before the person became an interested stockholder, the board of directors approved either the transaction proposed by the interested stockholder or the transaction which resulted in the person becoming an interested stockholder; or

         - the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

FOREIGN OWNERSHIP

         The Federal Communications Act and certain rules established by the Federal Communications Commission impose certain restrictions on foreign ownership of and voting control over our capital stock. Accordingly, our certificate of incorporation prohibits aliens, foreign governments or non-U.S. corporations from directly or indirectly owning or acquiring voting control of more than 25% of our outstanding capital stock. It also prohibits any transfer of our capital stock which would result in a violation of this prohibition and authorizes our board of directors to adopt such provisions as it deems necessary to enforce these prohibitions.

ITEM 2.  EXHIBITS.

         Not applicable.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      HISPANIC BROADCASTING CORPORATION


Dated: May 8, 2000                    By: /s/ Jeffrey T. Hinson
                                         ---------------------------------------
                                              Jeffrey T. Hinson
                                              Senior Vice President and
                                              Chief Financial Officer
                                              (Principal Financial Officer)


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